UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from              to

Commission file number 0-516

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SONOCO SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SONOCO PRODUCTS COMPANY

1 N. Second St.

Hartsville, South Carolina 29550

Sonoco Savings Plan

Financial Statements

December 31, 2010 and 2009

Sonoco Savings Plan

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Employee Benefits Committee of the

Sonoco Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sonoco Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Plan adopted new accounting guidance as of January 1, 2009 relating to the accounting for loans to participants.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sonoco Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton, LLP

Columbia, South Carolina

June 29, 2011

Sonoco Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

(in thousands of dollars)	2010	2009

Assets

Investments, at fair value:
Plan interest in Sonoco Products Company Master Trust	$588,036	$544,535

Receivables:
Notes receivable from participants	25,946	25,484
Employer contribution	360	237
Dividend and interest receivable	—	463

Total receivables	26,306	26,184

Total assets	614,342	570,719

Liabilities
Refunds payable	—	897
Accrued administrative fees	—	454

Total liabilities	—	1,351

Net assets available for benefits at fair value	614,342	569,368

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,620)	(1,533)

Net assets available for benefits	$610,722	$567,835

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

(in thousands of dollars)	2010	2009

Additions to net assets attributed to:
Plan interest in Sonoco Products Company Master Trust investment income (Note 3):
Net appreciation in investments	$50,752	$66,370
Interest and dividends	7,119	8,312

Net investment income	57,871	74,682

Interest on notes receivable from participants	1,317	1,606

Contributions:
Employer	8,113	7,304
Employees	24,131	26,256

Total contributions	32,244	33,560

Total additions	91,432	109,848

Deductions from net assets attributed to:
Distributions to participants	47,273	31,262
Administrative expenses (Note 5)	1,272	1,145

Total deductions	48,545	32,407

Increase in net assets available for benefits before transfer from other qualified plans	42,887	77,441
Transfer in from other qualified plans	—	4

Increase in net assets available for benefits after transfer from other qualified plans	42,887	77,445
Net assets available for benefits:
Beginning of year	567,835	490,390

End of year	$610,722	$567,835

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan

Notes to Financial Statements

Note 1.	Description of the Plan

General

The Sonoco Savings Plan (the “Plan”) is a defined contribution plan covering a majority of U.S. employees of Sonoco Products Company (the “Company” or “Sonoco”). The Plan is primarily designed to provide a retirement savings vehicle for its participants. The Company is a South Carolina corporation founded in 1899 in Hartsville, South Carolina. Sonoco is a manufacturer of industrial and consumer packaging products and a provider of packaging services with 312 locations in 35 countries.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974, as amended (“ERISA”).

Participation

Most of the Company’s employees are immediately eligible to participate in the Plan upon completing 30 days of service. However, at certain union locations, employees may participate after 30 days of service but are only eligible to receive the Company’s matching and discretionary contributions, see Contributions below, after 60 days of service or after obtaining age 21 and completing 1 year of service in which the employee worked a minimum of 1,000 hours depending on the location.

Contributions

Participants could elect to defer up to 30% of eligible gross pay through payroll deductions through December 15, 2010 and 100% thereafter. Contributions may be pre-tax, after-tax or a combination thereof. The maximum annual pre-tax contribution for any participant was $16,500 for 2010 and $16,500 for 2009, respectively. Participants over age 50 could contribute additional pre-tax contributions to the Plan, up to a maximum of $5,500 for 2010 and $5,500 for 2009, subject to certain catch-up rules as defined under the Internal Revenue Code. Each participant’s total annual contributions, including employer matching contributions, were limited to the lesser of $49,000 or 100% of gross pay in 2010, and the lesser of $49,000 or 100% of gross pay in 2009. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of eleven index funds, a Company stock fund (the “Sonoco Stock Fund”), and a stable value fund. Participants have the option to reinvest Sonoco Stock Fund dividends within the Plan or to receive these dividends in cash. Once a participant’s total account balance has been established and certain criteria are met, the participant can also invest funds in a Self-Managed Account.

For January 1 through June 1, 2009 the Company matching contributions were equal to 100% on the first 3% of employee pre-tax contributions, and 50% on the next 2% of employee pre-tax contributions. No matching contributions were made on after-tax contributions. All matching contributions were paid in cash and invested in accordance with the participants’ chosen investment allocations. On April 15, 2009, the Board approved an amendment to the Plan temporarily suspending the Company’s matching contribution to its non-union Plan participants effective as of May 31, 2009. A modified matching contribution was subsequently reinstated by the Company effective January 1, 2010. Under the modified matching arrangement, the Company will match 50% on the first 4% of a non-union participant’s pre-tax contributions. The Company’s matching contributions to its union Plan participants were not affected by these changes. The Company may elect to provide additional contributions at the discretion of its Board. However, the Board elected no such contributions in 2010 or 2009.

Sonoco Savings Plan

Notes to Financial Statements

Note 1.	Description of the Plan (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings and losses. The allocation is based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

The majority of participants are immediately vested in both participant-funded contributions and the Company’s contributions, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after completing a minimum number of years of service, ranging from two to five years, as specified by the union contract.

Payment of Benefits

The Plan provides for benefits payable upon retirement, death, termination, or total and permanent disability. Benefits are distributed through lump-sum payments in cash or Company common stock, or in quarterly or annual installments of not less than $1,000. Participants with vested balances greater than $5,000 may elect to delay distributions from the Plan until age 70-1/2.

Notes receivable from participants

Participants may borrow from their fund accounts up to an amount no greater than the lesser of 50% of the account balance, or $50,000 minus the highest outstanding note balance during the previous 12-month period. Notes are secured by the balances in the participant’s accounts. Interest is charged at a fixed rate for the full term of the note. The rate is based on the prime rate at the end of the fiscal quarter prior to note origination plus 1% (4.25% at both December 31, 2010 and 2009). Principal and interest is paid through payroll deductions over a period of no more than five years for a personal use note or twenty years for a residential home note.

Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Forfeitures

Forfeitures of account balances are used to reduce future employer contributions. During 2010 and 2009, approximately $150,754 and $2,388, respectively, in forfeitures were used to reduce employer contributions. At December 31, 2010 and 2009, the remaining balance in the forfeitures account totaled approximately $231,000 and $193,000, respectively.

Note 2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Sonoco Savings Plan

Notes to Financial Statements

Note 2.	Summary of Significant Accounting Policies (Continued)

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust in the Stable Value Fund. The Statement of Net Assets Available for Benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Contributions

Contributions from the Company are recorded in the year and in the amount authorized by the Board. The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Plan. Contributions from employees of the Company are recorded in the year in which the employee contributions are withheld from employee pay. All contributions from the Company are in the form of cash payments or Company common stock, as elected by the Board. All employee and employer contributions are participant directed.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the master trust is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the master trust are valued as follows:

Shares of collective trusts are valued at the net asset value of shares held at year end. The fair value of the guaranteed insurance contracts (“GIC”) are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the synthetic investment contract are valued at representative quoted market prices. The fair value of the wrap contracts for the synthetic GIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. All GIC investments are held in the Stable Value Fund, see Note 3. Shares of common stock are valued at open market values published by the respective stock exchange markets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Sonoco Savings Plan

Notes to Financial Statements

Note 2.	Summary of Significant Accounting Policies (Continued)

Administrative Expenses

Most trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying Statements of Changes in Net Assets Available for Benefits. Certain trust and custodial expenses and investment management fees are paid by the Company in accordance with the plan documents.

New Accounting Pronouncements

In September 2010, FASB issued an amendment, Plan Accounting – Defined Contribution Pension Plans (Topic 952): Reporting Loans to Participants by Defined Contribution Pension Plans, which provides guidance on how loans to participants should be classified and measured by defined contribution plans. That guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has adopted this new guidance in its December 31, 2010 financial statements and has reclassified participants loans of $25,484,000 as of ended December 31, 2009 from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) (“ASU 2010-06”) which requires new disclosures and clarifies existing disclosures required under current fair value guidance. Under the new guidance, a reporting entity must disclose separately gross transfers in and gross transfers out of Levels 1, 2, and 3 and describe the reasons for the transfers. A reporting entity must also disclose and consistently follow its policy for determining when transfers between levels are recognized. The new guidance also requires separate presentation of purchases, sales, issuances, and settlements rather than net presentation in the Level 3 reconciliation. ASU 2010-06 also requires that the fair values of derivative assets and liabilities be presented on a gross basis except for the Level 3 reconciliation which may be presented on a net or a gross basis. The ASU also makes clear the appropriate level of disaggregation for fair value disclosures, which is generally by class of assets and liabilities, as well as clarifies the requirement to provide disclosures about valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall under Level 2 or Level 3. The new disclosure requirements are effective for the Plan year ending December 31, 2010 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements which will be effective for the Plan year ending December 31, 2011. The Plan incorporated the required disclosures into the 2010 fair value footnote and will incorporate the 2011 requirements necessary.

In May 2011, the FASB issued guidance on fair value measurement and disclosure requirements. The guidance generally clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy. Additionally, the guidance includes changes on topics such as measuring fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. This guidance is effective for the Plan on January 1, 2012. The Company is currently evaluating the effect that adoption of this guidance may have on the Plan’s net assets available for benefits.

Note 3. Investments

The Sonoco Products Company Master Trust (the “Master Trust”) was established for the investment of assets of both the Plan and the Sonoco Investment and Retirement Plan (“SIRP”), another retirement plan sponsored by the Company. On December 15, 2010 the assets were transferred from State Street Bank and Trust (“SSBT”) to JP

Sonoco Savings Plan

Notes to Financial Statements

Note 3.	Investments (Continued)

Morgan (“JPM”) who became the trustee. SSBT served as trustee of the Master Trust up until that point in 2010 and for all of 2009. StateStreet Global Advisors (“SSGA”) is wholly owned subsidiary of SSBT that manages several of the investment funds held by the Master Trust. Each plan has an undivided interest in the Master Trust investment accounts in which they both participate. Investments in the Self-Managed Account and the Sonoco Stock Fund represent specific interests of the Plan, as the Plan is the sole owner of these investments. Investment options in which both the Plan and SIRP participate include the S&P 500 Index Fund, Bond Market Index Fund, Russell 2000 Index Fund, International Stock Index Fund, Moderate Strategic Balanced Fund, S&P MidCap Fund, SSGA Retirement Income Fund, SSGA Retirement 2010 Fund, SSGA Retirement 2020 Fund, SSGA Retirement 2030 Fund, SSGA Retirement 2040 Fund, SSGA Retirement 2050 Fund, and the Stable Value Fund.

Plan’s Interest in Master Trust Investment Accounts

At December 31, 2010 and 2009, the Plan’s interest in the investment accounts of the Master Trust was approximately 97.67% and 98.23%, respectively. At December 31, 2010 and 2009, the total reported value of the Plan’s interests in the Master Trust’s investment accounts was $588,036,000 and $544,535,000 respectively. Of those respective amounts, $513,185,000 and $477,418,000 represent the Plan’s investments in which it holds an undivided interest. The undivided interest amounts included $736,000 and $0 of cash equivalents in collective trusts at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, the reported value of investments in which the Plan held the sole interest totaled $74,851,000 and $67,117,000 respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the prior day fair market value of the funds balances into which each Plan participates.

S&P 500 Index Fund (99.56% and 99.73% Undivided Interest at December 31, 2010 and 2009, respectively)

The S&P 500 Index Fund invests in all 500 common stocks included in the S&P 500 Index.

Bond Market Index Fund (99.60% and 99.74% Undivided Interest at December 31, 2010 and 2009, respectively)

The Bond Market Index Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities that comprises the Lehman Brothers Aggregate Bond Index.

Russell 2000 Index Fund (99.28% and 99.45% Undivided Interest at December 31, 2010 and 2009, respectively)

The Russell 2000 Index Fund invests in the 2000 small cap stocks that comprise the Russell 2000 Index.

International Stock Index Fund (98.65% and 99.09% Undivided Interest at December 31, 2010 and 2009, respectively)

The International Stock Index Fund invests in the stocks in the Morgan Stanley Capital International EAFE Index, a compilation of international equities.

Moderate Strategic Balanced Fund (0% and 98.95% Undivided Interest at December 31, 2010 and 2009, respectively)

The Moderate Strategic Balanced Fund seeks to provide income from fixed income securities and growth of principal from stock funds. The Fund’s risk profile is moderate due to the presence of well-diversified stock and bond holdings. The fund is comprised of the S&P 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International EAFE Index, and the Lehman Brothers Aggregate Bond Index in varying percentages. During 2010 investments in this fund were liquidated and transferred to other funds.

Sonoco Savings Plan

Notes to Financial Statements

Note 3.	Investments (Continued)

S&P MidCap Fund (98.97% and 99.32% Undivided Interest at December 31, 2010 and 2009, respectively)

The S&P MidCap Fund invests in all stocks in the S&P MidCap 400 Index in proportion to their weighting in the Index.

Self-Managed Account (100% Specific Interest at December 31, 2010 and 2009)

The Self-Managed Account allows employees to invest in a wide variety of common stocks. To invest in the Self-Managed Account, participants must transfer funds from other investment options. The initial investment must be at least $2,500 and the total amount in the Self-Managed Account cannot exceed 50% of the participant’s vested account balance.

SSGA Retirement Income Fund (99.03% and 99.62% Undivided Interest at December 31, 2010 and 2009, respectively)

The SSBT Target Retirement Income Fund is the option in the Target Retirement series with a focus on income generation as opposed to wealth accumulation. The strategy seeks to address the needs of investors who have reached their retirement date and is comprised mainly of bonds with a reduced exposure to equities to provide greater stability and income. The fund has a target mix of 35% stock funds and 65% bond and money market funds.

SSGA Retirement 2010 Fund (97.98% and 98.97% Undivided Interest at December 31, 2010 and 2009, respectively)

The 2010 Fund starts out with a stock and bond allocation suitable from now until the year 2010 and beyond. This fund has a target mix of 53% equities and 47% fixed income. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

SSGA Retirement 2020 Fund (97.94% and 98.32% Undivided Interest at December 31, 2010 and 2009, respectively)

The 2020 Fund starts out with a stock and bond allocation suitable from now until the year 2020 and beyond. This fund has a target mix of 70% equities and 30% fixed income. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

SSGA Retirement 2030 Fund (96.29% and 98.02% Undivided Interest at December 31, 2010 and 2009, respectively)

The 2030 Fund starts out with a stock and bond allocation suitable from now until the year 2030 and beyond. This fund has a target mix of 83% equities and 17% fixed income. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

SSGA Retirement 2040 Fund (91.93% and 96.33% Undivided Interest at December 31, 2010 and 2009, respectively)

The 2040 Fund starts out with a stock and bond allocation suitable for the full time horizon – from now until the year 2040 and beyond. This fund has a target mix of 90% equities and 10% fixed income. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Sonoco Savings Plan

Notes to Financial Statements

Note 3.	Investments (Continued)

SSGA Retirement 2050 Fund (91.54% and 0% Undivided Interest at December 31, 2010 and 2009, respectively)

During 2010 the 2050 Fund became an option for investments in the Master Trust. The 2050 Fund starts out with a stock and bond allocation suitable for the full time horizon – from now until the year 2050 and beyond. This fund has a target mix of 90% equities and 10% fixed income. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Stable Value Fund (95.20% and 96.31% Undivided Interest at December 31, 2010 and 2009, respectively)

The Stable Value Fund (the Fund) is a separately managed fund that invests in Guaranteed Investment Contracts (GIC) and fully benefit-responsive Synthetic Investment Contracts (SIC), which are supported by underlying assets owned by the Plan, a pooled separate account and a collective trust. Assets underlying the synthetic investment contracts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and cash equivalents held for liquidity purposes. The fully benefit responsive investment contracts are included in the financial statements of the Plan at fair value, with an adjustment to contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The yield earned by the Fund was 2.38% and 2.22% December 31, 2010 and 2009, respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2010. The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 3.04 % and 2.58% at December 31, 2010 and 2009, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2010.

GICs and security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of issuers’ operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the Plan, including a merger with another Plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the redemption of all or a portion of the interests in the Plan held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

Sonoco Savings Plan

Notes to Financial Statements

Note 3.	Investments (Continued)

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans;

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Plan does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Plan defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. There is no contractual waiting period for the Plan to exit the Fund; therefore, if the Plan chose to exit the Fund it would happen as soon as administratively possible.

Sonoco Stock Fund (100% Specific Interest at December 31, 2010 and 2009)

Employees may also elect to invest in the Sonoco Stock Fund that consists solely of investments in Company common stock and cash equivalents held for liquidity purposes.

The following table presents the fair values and contract values of all Master Trust investments at December 31:

(in thousands of dollars)
Investments at fair value	2010	2009
Collective Trusts (98.87% and 99.38% Undivided Interest, respectively)	$305,029	$265,832
Common Stock (100% and 100% Specific Interest, respectively)	74,851	67,117
Stable Value Fund (95.20% and 96.31% Undivided Interest, respectively)	222,282	221,400

Total Investments at Fair Value	602,162	554,349
Adjustment to state Stable Value Fund at Contract Value	(3,802)	(1,592)

Total Master Trust Investments	$598,360	$552,757

Investment income (loss) for the Master Trust is as follows:

(in thousands of dollars)	2010	2009
Net appreciation/(depreciation) in fair value of investments - collective trusts	$37,420	$52,308
Net appreciation/(depreciation) in fair value of investments - common stocks	9,661	14,760
Interest and dividends	13,050	10,842

	$60,131	$77,910

Sonoco Savings Plan

Notes to Financial Statements

Note 4.	Fair Value Measurements

The following table sets forth information regarding the Plan’s financial assets that are measured at fair value. All amounts are in thousands of dollars.

	Fair Value Measurements at Reporting Date Using
Description	December 31, 2010	Quoted Market Prices in Active Market for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Common Stock (a)	$74,851	$74,851	$—	$—
Collective Trusts (b)	$301,578	$—	$301,578	$—
GIC (c)	$2,836	$—	$—	$2,836
SIC-Commingled (c)	$35,074	$—	$35,074	$—
Wells Fargo Short Term Investment Fund G (c)	$8,485	$—	$8,485	$—
SIC-Corporate (c)	$4,317	$—	$4,317	$—
SIC-Government (c)	$39,809	$—	$39,809	$—
SIC-Mortgage (c)	$47,215	$—	$47,215	$—
Collective trust – Wells Fargo Stable Return Fund G (c)	$45,940	$—	$45,940	$—
Metropolitan Life Insurance Company Separate Account (c)	$27,931	$—	$27,931	$—

Grand Total	$588,036	$74,851	$510,349	$2,836

(a)	Common Stock includes investments held in the Sonoco Stock Fund and the Self-Managed Account Fund. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(b)	The Collective Trusts consist of the Plan’s proportionate investment in the Master Trust for all funds not specifically listed elsewhere in the chart. The underlying investments consist of cash equivalents, equity investments, short term investments, collective investment funds, and fixed income securities. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Funds’ net asset values.
(c)	These investments are all components of the Plan’s ownership of the Stable Value Fund. They represent Guaranteed Investment Contracts (GIC), fully benefit-responsive Synthetic Investment Contracts (SIC), a pooled separate account and collective trust. The underlying investments for the SIC are primarily fixed income instruments. These instruments are valued based on the underlying investments fair market value.

Sonoco Savings Plan

Notes to Financial Statements

Note 4.	Fair Value (Continued)

	Fair Value Measurements at Reporting Date Using
Description	December 31, 2009	Quoted Market Prices in Active Market for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Common Stock (a)	$67,117	$66,679	$438	$—
Collective Trusts (b)	$265,941	$—	$265,941	$—
GIC (c)	$8,649	$—	$—	$8,649
SIC-Commingled (c)	$79,400	$—	$79,400	$—
SIC-Corporate (c)	$7,334	$—	$7,334	$—
SIC-Government (c)	$40,070	$—	$40,070	$—
SIC-Mortgage (c)	$49,484	$—	$49,484	$—
Short Term Investments (c)	$26,540	$—	$26,540	$—

Grand Total	$544,535	$66,679	$469,207	$8,649

(a)	Common Stock includes investments held in the Sonoco Stock Fund and the Self-Managed Account Fund. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(b)	The Collective Trusts consist of the Plan’s proportionate investment in the Master Trust for all funds not specifically listed elsewhere in the chart. The underlying investments consist of equity investments, short term investments, collective investment funds, and fixed income securities. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Funds’ net asset values.
(c)	These investments are all components of the Plan’s ownership of the Stable Value Fund. They represent Guaranteed Investment Contracts (GIC), fully benefit-responsive Synthetic Investment Contracts (SIC), a pooled separate account and collective trust. The underlying investments for the SIC are primarily fixed income instruments. These instruments are valued based on the underlying investments fair market value.

Sonoco Savings Plan

Notes to Financial Statements

Note 4.	Fair Value (Continued)

The following table sets forth information summarizing the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2010.

	Dec. 31, 2009	Purchases	Disposals and Settlements	Market Gain	Dec. 31, 2010
Level 3 Assets:
Guaranteed Investment Contracts	$8,649	$—	$(6,079)	$266	$2,836

Total Level 3 Assets	$8,649	$—	$(6,079)	$266	$2,836

The following table sets forth information summarizing the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

	Dec. 31, 2008	Purchases	Disposals and Settlements	Market Loss	Dec. 31, 2009
Level 3 Assets:
Guaranteed Investment Contracts	$16,206	$595	$(7,535)	$(618)	$8,649

Total Level 3 Assets	$16,206	$595	$(7,535)	$(618)	$8,649

The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the Fair Value of investments held at the end of the period are reported in “Net appreciation in investments” in the Statement of Changes in Net Assets Available for Benefits. For the periods ended December 31, 2010 and 2009, the net amounts reported were $50,752 and $66,370, respectively.

Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2010 and 2009, there were no transfers in or out of levels 1, 2, or 3. However, to conform with the current year’s presentation certain items previously classified as level 2 have been classified as level 3.

Sonoco Savings Plan

Notes to Financial Statements

Note 5.	Related Party Transactions

Certain Plan investments, including the stable value fund, collective trusts and money market funds, are managed by StateStreet Global Advisors and StateStreet Bank & Trust Company (“StateStreet”), the plan trustee until December 15, 2010. On December 16, 2010 Wells Fargo, Wachovia, J. P. Morgan (“JPM”), and Chase, issued, managed, or began to have custodial relationships with certain Plan investments. Therefore, investment fees paid to these parties qualified as party-in-interest transactions. Citistreet, LLC (“Citistreet”), the plan administrator and recordkeeper until December 15, 2010, was paid administrative fees throughout the year. As of December 16, 2010 JPM became the Plan’s trustee and recordkeeper. JPM was also paid administrative fees throughout the year. Fees paid by the Plan to the previously disclosed related parties amounted to approximately $1,272,000 for the year ended December 31, 2010 and fees paid by the plan to StateStreet and Citistreet amounted to approximately $1,145,000 for the year ended December 31, 2009.

At December 31, 2010 and 2009, the Plan held 2,079,000 and 2,146,000 shares, respectively, of common stock of the Company with a fair value of $66,990,000 and $62,771,000, respectively. During the years-ended December 31, 2010 and 2009, the Plan recorded dividend income on the common stock of the Company of $2,395,000 and $2,393,000, respectively.

Note 6.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. A request by the Plan for a current determination letter is pending.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2007.

Note 7.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Sonoco Savings Plan

Notes to Financial Statements

Note 8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500’s:

(in thousands of dollars)	2010	2009
Net assets available for benefits per the financial statements	$610,722	$567,835
Less:
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	3,620	1,533

Net assets available for benefits per Form 5500	$614,342	$569,368

The following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2010 to the Form 5500:

(in thousands of dollars)	December 31, 2010
Increase in net assets available for benefits	$42,887
Adjustment to:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,087

Increase in net assets available for benefits per Form 5500	$44,974

Supplemental Schedule

Sonoco Savings Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(in thousands of dollars)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current or Market Value

Notes receivable from participants*	Notes receivable from participants have interest rates ranging from 3.17% to 10.5%, with varying maturity dates	$25,946

*	Represents a party in interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO SAVINGS PLAN
	By:	Sonoco Products Company as Plan Administrator

June 29, 2011	By:	/s/ Harris E. DeLoach, Jr.
Date		Harris E. DeLoach, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

23-1	Consent of Independent Registered Public Accounting Firm to Incorporation by Reference of Independent Registered Accounting Firm’s Report with Respect to Form 11-K for the Sonoco Savings Plan